BP 3/9

SE 09059414 MMISSION

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| SEC FILE NUMBER |
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| 8-41415 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**MIDWOOD SECURITIES, INC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**1 BATTERY PARK PLAZA, 24TH FLOOR**
(No. and Street)

| **NEW YORK** | **NY** | **10004** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**JAMES DAPRILE** **(212) 742-9600**
(Area Code - Telephone Number)

## B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**CITRIN COOPERMAN & COMPANY, LLP**
(Name - if individual, state last. first. middle name)

| **529 FIFTH AVENUE** | **NEW YORK** | **NEW YORK** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

AD 3/16

# OATH OR AFFIRMATION

I, **JAMES DAPRILE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MIDWOOD SECURITIES, INC.**, as of **DECEMBER 31, 2008,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

C.F.O.

Title

NICOLETTA M. PAGNOTTA
Notary Public - State of New York
No. 01PA6166910
Qualified in Richmond County
Commission Expires May 21, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

# MIDWOOD SECURITIES, INC.

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2008

MIDWOOD SECURITIES, INC.
DECEMBER 31, 2008

# TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

To the Shareholders
Midwood Securities, Inc.

We have audited the accompanying statement of financial condition of Midwood Securities, Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Midwood Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

# MIDWOOD SECURITIES, INC.
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2008

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 2,141,302 |
| Cash and securities segregated for the exclusive benefit of customers | | 246,482 |
| Receivable from clearing brokers | | 215,250 |
| Securities owned, at market value | | 96,885 |
| Property and equipment, net of accumulated depreciation and amortization of $612,157 | | 68,282 |
| Secured demand notes receivable | | 200,000 |
| Other assets | | 151,051 |
| **TOTAL ASSETS** | $ | 3,119,252 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable, accrued expenses and other liabilities | $ | 829,383 |
| Employee compensation payable | | 527,864 |
| Deferred rent | | 127,455 |
| Subordinated borrowings | | 200,000 |
| Total liabilities | | 1,684,702 |
| Commitments and contingencies (Note 10) | | |
| Shareholders' equity: | | |
| Common stock, no par value; 1,000 shares authorized, 222 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 399,000 |
| Retained earnings | | 1,034,550 |
| Total shareholders' equity | | 1,434,550 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 3,119,252 |

See accompanying notes to statement of financial condition.

## NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Midwood Securities, Inc. (the "Company") was incorporated on December 16, 1988. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company clears securities transactions through another broker-dealer on a fully disclosed basis.

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Revenue Recognition

Proprietary securities transactions, commission revenues, and related expenses are recorded on a trade-date basis.

### Securities Owned

Marketable securities are valued at market value. Securities not readily marketable are valued at fair value as determined by management. Any resulting unrealized gains and losses are reflected in the statement of operations. From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

### Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

### Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets.

### Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

Uncertain Tax Positions

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

## NOTE 3. CASH AND SECURITIES SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash has been segregated in a special reserve account, maintained at a bank, to satisfy reserves established for potential future commission rebates to customers in accordance with the SEC customer protection Rule 15c3-3.

## NOTE 4. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 31, 2008, money market funds, and the deposit with the clearing organization. The clearing deposit of $100,000 is required by the clearing broker and consists of a U.S. government money market fund with a value of $106,280.

## NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2008:

| | |
|---|---|
| Furniture and fixtures | $ 69,227 |
| Machinery and equipment | 585,270 |
| Leasehold improvements | 25,942 |
| | 680,439 |
| Less: accumulated depreciation | (612,157) |
| Property and equipment, net | $ 68,282 |

Depreciation expense for the year ended December 31, 2008, amounted to $31,115.

## NOTE 6. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities consisted of the following at December 31, 2008:

| | |
|---|---|
| Research expenditures | $ 569,047 |
| Other operating expenses | 260,336 |
| Total | $ 829,383 |

## NOTE 7. OFF-BALANCE SHEET AND CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. The federal insurance limit at December 31, 2008, was $250,000, and is scheduled to be $100,000 after December 31, 2009.

## NOTE 8. INCOME TAXES

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code and New York State tax law. Under these provisions, any income or loss of the Company is passed through to shareholders. The Company is subject to certain state and local taxes, which are reflected in the financial statements.

## NOTE 9. SUBORDINATED BORROWINGS

Subordinated borrowings at December 31, 2008, consisted of two secured demand notes of $100,000 each, one of which is with an owner of the Company. The notes mature on June 30, 2009 and September 3, 2009, and automatically extend for an additional year unless timely notification not to renew is received by the Company from the lender. The notes bear interest at 5% per annum and are collateralized by cash and securities of approximately $283,000 at December 31, 2008. The secured demand notes are available in computing net capital under the SEC's Uniform Net Capital Rule.

## NOTE 10. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be a party to litigation and various regulatory matters. At December 31, 2008, there were no legal proceedings pending against the Company.

The Company leases office space in New York under an operating lease that expires in March 2016. The lease contains provisions for future rent increases. The total amount of rent due under the lease term is reflected in operations on the straight-line method over the term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the balance sheet as "deferred rent." In addition to base rent, the lease provides for the Company to pay certain expenses. The approximate future minimum annual payments due under this lease are as follows:

| Year ending December 31: | |
|---|---|
| 2009 | $ 200,169 |
| 2010 | 200,169 |
| 2011 | 217,360 |
| 2012 | 223,377 |
| 2013 | 223,377 |
| Thereafter | 498,773 |
| | $ 1,563,225 |

Additionally, the Company rents office space in New Jersey at the rate of $700 per month on a month-to-month basis.

The total rent expense incurred by the Company under these leases for the year ended December 31, 2008, amounted to $259,620.

## NOTE 11. FAIR VALUE MEASUREMENTS

Using the provisions within SFAS No. 157, the Company has characterized its investments, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

As of December 31, 2008, all of the Company's investments were considered Level 1 investments.

## NOTE 12. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of $1,306,034, which was $1,056,034 in excess of the Company's required minimum net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.98 to 1 as of December 31, 2008.